UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR For Period Ended: June 30, 2023
•Transition Report on Form 10-K
•Transition Report on Form 20-F
•Transition Report on Form 11-K
•Transition Report on Form 10-Q
•Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VELO3D, INC.
Full Name of Registrant

N/A
Former Name if Applicable

511 DIVISION STREET
Address of Principal Executive Office (Street and Number)

CAMPBELL, CA 95008
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velo3D, Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense as a result of management’s time devoted to completing a financing transaction, which has delayed the assembly and completion of the information necessary to complete and finalize the Quarterly Report. The Registrant plans to file the Quarterly Report within the extension period, in compliance with Rule 12b-25.

PART IV – OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

William McCombe	(408)	610-3915
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant furnished a Current Report on Form 8-K on August 10, 2023 with the Registrant’s results for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022 (the "Earnings 8-K"). The quarterly results included in the Earnings 8-K reflected the following:

Revenues were $25.1 million for the three months ended June 30, 2023, an increase of 28%, compared with $19.6 million for the three months ended June 30, 2022. Gross profit was $3.0 million for the three months ended June 30, 2023, an increase of 142%, compared with $1.2 million for the three months ended June 30, 2022, and gross margin (our gross profit as a percentage of revenue) was 11.9% for the three months ended June 30, 2023, compared with 6.3% for the three months ended June 30, 2022. Net income (loss) for the three months ended June 30, 2023 was $(23.2) million, or $(0.12) per diluted share, a decrease of (118)%, compared with $127.9 million, or $0.63 per diluted share, for the three months ended June 30, 2022.

Revenues were $51.9 million for the six months ended June 30, 2023, an increase of 63%, compared with $31.9 million for the six months ended June 30, 2022. Gross profit was $5.9 million for the six months ended June 30, 2023, an increase of 374%, compared with $1.2 million for the six months ended June 30, 2022, and gross margin (our gross profit as a percentage of revenue) was 11.4% for the six months ended June 30, 2023, compared with 3.9% for the six months ended June 30, 2022. Net income (loss) for the six months ended June 30, 2023 was $(59.4) million, or $(0.31) per diluted share, a decrease of (195)%, compared with $62.6 million, or $0.31 per diluted share, for the six months ended June 30, 2022.

The Registrant does not expect any changes to the results reported above or in the Earnings 8-K; however, results may be subject to change after the completion of the Registrant’s condensed consolidated financial statements as of and for the periods ended June 30, 2023.

VELO3D, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ William McCombe
	Name:	William McCombe